UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
BIOMIRA INC.
(Name of Registrant filing (“Filer”))
☑     An original filing for the Filer
 ☐     An amended filing for the Filer
This Form is being filed in connection with Registrant’s filing of a Form F-10,
Commission File Number 333-137342
and
Canada
(Jurisdiction of incorporation
or organization)
2011-94 Street
Edmonton, Alberta, Canada T6N 1H1
(780) 450-3761
(Address of principal executive office and telephone number of Filer)
The Filer designates and appoints the following as Agent in the United States (“Agent”):
PHS Corporate Services, Inc.
Hercules Plaza
Suite 5100, 1313 N. Market Street
P.O. Box 1709
Wilmington, DE 19801
(302) 777-6500
(Name, Address and telephone number of Agent for Service in the United States)

UNDERTAKINGS OF THE FILER
          The Filer designates and appoints PHS Corporate Services, Inc. as the Agent of the Filer upon whom may be served any process, pleadings, subpoenas or other papers in:
          (a)     Any investigation or administrative proceeding conducted by the Commission, and
          (b)     any civil suit or action brought against the Filer or to which the Filer has been joined as a defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or its possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with securities registered or qualified by the Filer with the Commission (including, without limitation, on Form F-10 filed on September 15, 2006 after its effective date) or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4-F, TO-F or 14D-9-F; or (iv) under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
          The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six (6) years have elapsed from the date the issuer of the securities to which the Form F-10 or Form 40-F relates has ceased reporting under the Exchange Act.
          The Filer undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
          The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission Staff and to furnish promptly when requested to do so by the Commission Staff, information relating to the Registration Statement Form F-10, the securities to which such Form F-10 relates, and the transactions in such securities.

CERTIFICATION OF BOARD OF DIRECTORS RESOLUTION
          The undersigned, Edward A. Taylor, Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary of Biomira Inc., a Canadian corporation (the “Corporation”), DOES HEREBY CERTIFY as follows:
          (1)     I am the duly elected and acting Secretary of the Corporation and as such am authorized to execute and deliver this Certificate.
          (2)     Attached hereto as Exhibit “A” is a true and correct copy of Resolutions duly adopted by the Board of Directors of the Corporation at a meeting of such Board on July 31, 2006, approving the appointment of PHS Corporate Services, Inc. as the United States Agent of the Corporation for service of process in the United States and authorizing the undersigned to file a Form F-X with the Securities and Exchange Commission.
          IN WITNESS WHEREOF, the undersigned has caused this Officer’s Certificate to be executed on this 14 day of September, 2006.

/s/ Edward A. Taylor
Edward A. Taylor, Vice President, Finance and
Administration, Chief Financial Officer and Corporate Secretary

RESOLUTIONS ADOPTED
BY THE BOARD OF DIRECTORS
OF BIOMIRA INC. DURING THEIR
MEETING ON JULY 31, 2006
          RESOLVED: To appoint and designate as agent for service of process PHS Corporate Services, Inc. of Hercules Plaza, Suite 5100, 1313 Market Street, P.O. Box 1709 Wilmington, Delaware, 19899-1709 (“PHS”) as this Corporation’s Agent for Service of Process in the United States, and the proper officers of this Corporation be, and they hereby are authorized and directed to file a Form F-X appointing such Agent in connection with the filing of a Registration Statement on Form F-10 with the Securities and Exchange Commission of the United States, substantially in the form of the draft attached to these minutes; such Agent shall have such other powers as provided in the rules and regulations of the Commission and the National Association of Securities Dealers, Inc. with respect to Agents for Service; and the proper officers of this Corporation be, and they hereby are authorized to take or cause to be taken any and all actions which may be necessary or appropriate in connection with the above, including the execution and delivery of all agreements, undertakings, documents, instruments or certificates in the name of and on behalf of this Corporation as they may deem necessary or appropriate in connection with the actions contemplated by this resolution.
EXHIBIT “A”

SIGNATURES
          The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement on this Form F-X to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Province of Alberta, Country of Canada, this 14 day of September, 2006.

BIOMIRA INC.

By:	/s/ Edward A. Taylor
Edward A. Taylor, Vice President,
Finance and Administration, Chief Financial Officer and Corporate Secretary

          This Form F-X and the consent of the undersigned to serve as Filer’s U.S. Agent has been signed by the following person in the capacity and on the date indicated.

PHS CORPORATE SERVICES, INC.

By:	/s/ Benjamin Strauss
	Name:	Benjamin Strauss
	Title:	Vice President
	Date:	September 1, 2006